Exhibit J

CLIFFORD CHANCE 高 偉 紳 律 師 行
Execution version

TELEFÓNICA INTERNACIONAL, S.A.U.

AND

CHINA NETCOM GROUP CORPORATION (BVI) LIMITED

SUPPLEMENTAL AGREEMENT

TO THE SHARE PURCHASE AGREEMENT

FOR THE SALE AND PURCHASE OF SHARES IN

CHINA UNICOM (HONG KONG) LIMITED

THIS SUPPLEMENTAL AGREEMENT is made on 21 July 2012

BETWEEN:

(1)	TELEFÓNICA INTERNACIONAL, S.A.U., a company incorporated in Spain whose registered office is at Distrito C, Edificio Oeste 3, Ronda de la Comunicación, s/n, 28050 Madrid, Spain (the “Seller”); and

(2)	CHINA NETCOM GROUP CORPORATION (BVI) LIMITED, a company duly established and validly existing under the laws of the British Virgin Islands, whose registered office is at P.O. Box 3140, Wickhams Cay I, Road Town, Tortola, British Virgin Islands (and proposed to be renamed China Unicom Group Corporation (BVI) Limited) (the “Buyer”).

RECITALS:

(A)	Reference is made to the share purchase agreement entered into between the Seller and the Buyer dated 10 June 2012 pursuant to which the Buyer agreed to purchase from the Seller 1,073,777,121 ordinary shares in the capital of China Unicom (Hong Kong) Limited (the “Share Purchase Agreement”).

(B)	Reference is also made to the parties’ recent discussion in relation to the satisfaction of the condition precedent to Completion. In order to facilitate the satisfaction of the Condition, the parties hereby agree to adjust the purchase price of each Sale Share and to make certain consequential amendments to the Share Purchase Agreement.

THE PARTIES AGREE as follows:

1.	Unless otherwise defined herein, terms defined in the Share Purchase Agreement shall have the same meaning when used in this Supplemental Agreement.

2.	Clause 2.2 of the Share Purchase Agreement shall be deleted and replaced by the following:

“2.2	The purchase price of each Sale Share is HK$10.02, with the aggregate purchase price for the Sale Shares being HK$10,759,246,752.42 (the “Purchase Price”). The Purchase Price (less the amounts agreed to be deducted pursuant to Clause 10.2) shall be payable by the Buyer to the Seller on Completion.”

3.	With respect to the definition of “Completion Date” set out in clause 1.1 of the Share Purchase Agreement, the parties hereby agree that the Completion Date shall be 30 July 2012 after the Condition is satisfied or any other date agreed in writing by the parties but in any event such date shall not be later than 31 July 2012.

4.	The Buyer shall use its best efforts to achieve satisfaction of the Condition on or before 3:00 p.m. (Hong Kong time) on 26 July 2012 and upon the satisfaction of the Condition, the Buyer shall as soon as possible provide written confirmation of the same to the Seller no later than 3:00 p.m. (Hong Kong time) on 26 July 2012.

5.	Clause 4.1 of the Share Purchase Agreement shall be deleted and replaced by the following:

“4.1 Completion shall take place at the offices of the Buyer’s solicitors at 11th Floor, Two Exchange Square, Central, Hong Kong at 9:00 a.m. (Hong Kong time) on the Completion Date, or at such other place as the parties may agree.”.

6.	The Buyer agrees and acknowledges that at the time of the execution of this Supplemental Agreement and as at Completion, the Buyer is aware that the Seller is a person connected (within the meaning of the SFO) with the Company and is or may be in possession of “relevant information” (as defined in Parts XIII and XIV of the SFO) by virtue of it being a “substantial shareholder” (as defined in Parts XIII and XIV of the SFO) and having one representative on the board of directors of the Company.

7.	The Seller agrees and acknowledges that at the time of the execution of this Supplemental Agreement and as at Completion, the Seller is aware that the Buyer is a person connected (within the meaning of the SFO) with the Company and is or may be in possession of “relevant information” (as defined in Parts XIII and XIV of the SFO) by virtue of it being a “substantial shareholder” (as defined in Parts XIII and XIV of the SFO).

8.	Each of the Seller and the Buyer has not engaged in market misconduct by reason of an insider dealing taking place through its dealing in or counselling or procuring another person to deal in the securities of the Company for the purposes of the SFO in connection with the transactions entered into or to be entered into pursuant to this Supplemental Agreement; none of the Seller, the Buyer, any of their respective Affiliates and any person acting on its or their behalf or under its or their control has taken or will take, directly or indirectly, any action designed or which was designed, or which constitutes or has constituted or might reasonably be or have been expected to cause or result in, stabilisation or manipulation of the price of any Shares or other securities of the Company.

9.	The Seller represents and warrants to the Buyer that it has the right, power and authority, and has taken all action necessary to execute, deliver, exercise its rights and perform its obligations, under this Supplemental Agreement and each document to be executed at or before Completion, and to carry out the transactions contemplated hereby and thereby, and that the signatory to this Supplemental Agreement has been duly authorised to sign and deliver this Supplemental Agreement.

10.	The Buyer represents and warrants to the Seller that it has the right, power and authority, and has taken all action necessary to execute, deliver, exercise its rights and perform its obligations, under this Supplemental Agreement and each document to be executed at or before Completion, and to carry out the transactions contemplated hereby and thereby, and that the signatory to this Supplemental Agreement has been duly authorised to sign and deliver this Supplemental Agreement.

11.	Save as amended above, the provisions of the Share Purchase Agreement shall remain in full force and effect. The Share Purchase Agreement, as amended by this Supplemental Agreement, constitutes the entire agreement and supersedes any previous agreement between the parties relating to the subject matter of the Share Purchase Agreement.

12.	The provisions of clauses 11, 12, 13 and 14 of the Share Purchase Agreement shall apply to this Supplemental Agreement as if incorporated herein but all references to “this Agreement” shall be replaced with this “Supplemental Agreement”.

EXECUTED by the parties on the date first written above:

SIGNED by /s/ ANGEL VILÁ BOIX	)
authorised signatory for and on behalf of	)
TELEFÓNICA INTERNACIONAL, S.A.U.	)

SIGNED by /s/ Li Fushen	)
authorised signatory for and on behalf of	)
CHINA NETCOM GROUP	)
CORPORATION (BVI) LIMITED	)